Exhibit 99.1

Ballard Announces Close of $28.3M Strategic Equity Investment From Broad-Ocean

VANCOUVER, Aug. 18, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that a $28.3 million strategic equity investment made by Zhongshan Broad-Ocean Motor Co., Ltd. ("Broad-Ocean"; www.broad-ocean.com/en/index.html) has closed.

The Broad-Ocean investment, initially announced in a press release on July 26, 2016, has been made through a subscription and purchase of 17,250,000 common shares issued from treasury at a price per share of US$1.64 (based on a 20-day volume weighted average price calculation). The investment represents approximately 9.9% of Ballard's outstanding common shares following the transaction. The Company intends to use the proceeds from the financing for general corporate purposes, including potential funding of future acquisitions or investments in complementary businesses, products or technologies.

Broad-Ocean and Ballard have also entered into an Investor Rights Agreement under which Broad-Ocean has agreed to a two-year hold period on the 17,250,000 Ballard common shares that it has purchased in the financing; has provided Ballard with a right of first refusal to sell Broad-Ocean additional treasury shares if Broad-Ocean wishes to increase its ownership position up to 20%; and has agreed to a two-year "standstill" under which it will not purchase more than 19.9% of Ballard's outstanding common shares without receiving Ballard board approval. Ballard has granted Broad-Ocean anti-dilution rights to maintain its 9.9% ownership interest. Finally, Broad-Ocean has no special right to appoint nominees to Ballard's board of directors.

In addition to the equity investment, a strategic collaboration framework agreement between Ballard, Broad-Ocean and Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. was also signed on July 26, 2016, encompassing a number of collaboration activities conducted on commercial terms in China, including:

•	market development activities and product development for hydrogen fuel cell vehicles, including buses and commercial vehicles;
•	potential license and local assembly of Ballard fuel cell modules by Broad-Ocean in selected Chinese cities;
•	integration of Ballard fuel cell modules with Broad-Ocean EV drive systems to provide customers with turnkey fuel cell engines; and
•	leveraging of Broad-Ocean's global operations and supply chain infrastructure to lower the cost of Ballard fuel cell engines and the cost of integration with vehicle drivetrains.

Final collaboration agreements encompassing detailed terms and conditions are expected to be signed by the end of 2016.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:15e 18-AUG-16